Exhibit 99.2

News Release

TSX, NYSE — HBM

2011 No. 16

HudBay Minerals Exercises Warrants of Augusta Resource Corporation

Toronto, Ontario, March 21, 2011 — HudBay Minerals Inc. (“HudBay”) (TSX, NYSE: HBM) today announced that it has acquired 5,452,795 common shares (“Shares”) of Augusta Resource Corporation (“Augusta”) (TSX, NYSE Amex: AZC) pursuant to the exercise of 5,452,795 share purchase warrants (the “Warrants”) acquired as part of the previously announced private placement with Augusta that was completed on August 27, 2010. The exercise price of the Warrants was C$3.90 per Share, for total consideration of C$21,265,901.

Together with the 14,789,490 Shares it held prior to the exercise of the Warrants, HudBay holds 20,242,285 Shares, representing approximately 14.3% of the issued and outstanding Shares. The acquisition of the Shares was made to assist Augusta in the financing of the development of the Rosemont project. HudBay will evaluate the investment in Augusta and may, among other things, increase or decrease its ownership and possibly pursue strategic initiatives with or in respect of Augusta depending on factors including market conditions, the business and prospects of Augusta and other alternatives available to HudBay from time to time.

The Warrants were issued, and the Shares underlying the Warrants acquired, in reliance on the “accredited investor” exemption from the prospectus and registration requirements of applicable securities laws pursuant to National Instrument 45-106 (“NI 45-106”).

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX/NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

Certain of the statements made and information contained herein may contain forward-looking information within the meaning of applicable Canadian and United States securities laws. Forward-looking information includes, but is not limited to, information concerning HudBay’s intentions with respect to future arrangements with Augusta. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies). Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

(HBM-G)

For further information, please contact:

John Vincic

Vice President, Investor Relations and Corporate Communications

Tel: (416) 362 0615

Email: john.vincic@hudbayminerals.com

HudBay Minerals Inc.

Dundee Place, 1 Adelaide Street East, Suite 2501

Toronto, ON, M5C 2V9

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